Exhibit 99.1

Rogers Communications Announces Voting Results

from Annual Meeting of Shareholders

TORONTO, April 22, 2020 – Rogers Communications Inc., a leading diversified Canadian communications and media company, in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual General Meeting of Shareholders held earlier today.

Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of KPMG LLP as its outside auditors and the election of all director nominees. A total of 108,897,003 Class A Voting shares representing 98.01% of the Company’s issued and outstanding Class A Voting stock were voted in connection with the election of directors.

Director	Results	% of Shares Voted For	% of Shares Voted Withhold

Bonnie R. Brooks	Elected	99.985%	0.015%

John H. Clappison	Elected	99.996%	0.004%

Robert Dépatie	Elected	99.996%	0.004%

Robert J. Gemmell	Elected	99.996%	0.004%

Alan D. Horn	Elected	99.980%	0.020%

Ellis Jacob	Elected	99.996%	0.004%

Philip B. Lind	Elected	99.980%	0.020%

John A. MacDonald	Elected	99.996%	0.004%

Isabelle Marcoux	Elected	99.999%	0.001%

Joe Natale	Elected	99.980%	0.020%

The Hon. David R. Peterson	Elected	99.975%	0.025%

Edward S. Rogers	Elected	99.980%	0.020%

Loretta A. Rogers	Elected	99.978%	0.022%

Martha L. Rogers	Elected	99.973%	0.027%

Melinda M. Rogers	Elected	99.978%	0.022%

A total of 108,943,888 Class A Voting shares representing 98.01% of the Company’s issued and outstanding Class A Voting stock were voted in connection with the appointment of auditors.

Auditors	Results	% of Shares Voted For	% of Shares Voted Withhold
KPMG LLP	Appointed	99.992%	0.008%

For director biographies, please visit https://investors.rogers.com/corporate-governance/board-of-directors/.

About the Company:

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For further information:

Investor Relations, 416.935.7777, investor.relations@rci.rogers.com